SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 2, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom consolidated financial statements for the six months ended June 30, 2007.

Consolidated Financial Statements

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Six months ended June 30, 2007 and 2006

Year ended December 31, 2006

CONSOLIDATED INCOME STATEMENT

(Amounts in millions of euros, except for share data)

	Note	Period ended June 30,2007	Period ended June30, 2006	Year ended December 31, 2006
Revenues	2	25,913	25,371	51,702

External purchases	2	(11,030)	(10,933)	(22,809)
Other operating income	2	236	284	473
Other operating expense	2	(1,276)	(1,078)	(2,235)
Labour expenses: - Wages and employee benefit expenses	2	(4,427)	(4,386)	(8,592)
- Employee profit-sharing	2	(159)	(140)	(346)
- Share-based compensation	2	(137)	(19)	(30)
Depreciation and amortization	2	(4,007)	(3,832)	(7,824)
Impairment of goodwill		0	0	(2,800)
Impairment of non-current assets		(15)	(131)	(105)
Gains (losses) on disposal of assets	5	409	92	97
Restructuring costs	2	(45)	(106)	(567)
Share of profits (losses) of associates	2	1	17	24
Operating income		5,463	5,139	6,988

Interest expense		(1,240)	(1,248)	(3,155)
Foreign exchange gains (losses)		1	20	26
Discounting expense		(57)	(70)	(122)
Finance costs, net		(1,296)	(1,298)	(3,251)

Income tax	6	(543)	(1,214)	(2,180)

Consolidated net income after tax of continuing operations		3,624	2,627	1,557
Consolidated net income after tax of discontinued operations	4	-	132	3,211
Consolidated net income after tax		3,624	2,759	4,768

Net income attributable to equity holders of France Telecom SA		3,308	2,346	4,139
Minority interests	8	316	413	629

Earnings per share (in euros)

Net income of continuing operations attributable to equity holders of France Telecom SA
- Basic		1.27	0.87	0.40
- Diluted		1.24	0.85	0.39
Net income of discontinued operations attributable to equity holders of France Telecom SA
- Basic			0.03	1.19
- Diluted			0.03	1.17
Net income attributable to equity holders of France Telecom SA
- Basic		1.27	0.90	1.59
- Diluted		1.24	0.88	1.57

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED BALANCE SHEET

(Amounts in millions of euros)

	Note	At June 30,2007	At December 31, 2006
ASSETS

Goodwill, net		31,122	31,517
Other Intangible assets, net		17,634	18,713
Property, plant and equipment, net		27,586	28,222
Interests in associates		325	360
Assets available for sale		307	338
Other non-current financial assets and derivatives		1,162	987
Deferred tax assets		7,856	8,250
Total non-current assets		85,992	88,387

Inventories, net		804	844
Trade receivables, net		6,502	6,756
Other current assets		1,691	1,788
Current tax assets		89	247
Prepaid expenses		722	580
Other current financial assets and derivatives		434	599
Cash and cash equivalents	7	3,257	3,970
Total current assets		13,499	14,784
Assets held for sale	4	1,265	-
TOTAL ASSETS		100,756	103,171

EQUITY AND LIABILITIES

Share capital		10,436	10,427
Additional paid-in capital		15,215	15,179
Retained earnings (deficit)		(4,198)	(5,171)
Net income for the year		3,308	4,139
Cumulative translation adjustment		2,273	2,220
Equity attributable to equity holders of France Telecom SA		27,034	26,794

Minority interests		4,362	4,844
Total equity	8	31,396	31,638

Exchangeable or convertible bonds (non-current)	7	29,136	30,829
Other non-current financial debt and derivatives	7	6,793	7,234
Non-current employee benefits		546	534
Other non-current provisions		2,344	2,206
Other non-current liabilities		1,371	1,494
Deferred tax liabilities		1,631	1,749
Total non-current liabilities		41,821	44,046

Exchangeable or convertible bonds, and other current financial debt and derivatives	7	9,754	8,057
Accrued interest payable	7	993	1,240
Current employee benefits		1,495	1,606
Current provisions		1,269	1,816
Trade payables		8,197	9,015
Other current liabilities		2,112	2,110
Current tax payables		314	466
Deferred income		3,153	3,177
Total current liabilities		27,287	27,487
Liabilities included in assets held for sale	4	252	-
TOTAL EQUITY AND LIABILITIES		100,756	103,171

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Amounts in millions of euros)

			Attribuable to equity holders of France Telecom SA
			Share capital	Additional paid- in capital	Retained earnings				Net income	Cumulative translation adjustment	Total	Minority interests	Total Equity
	Note	Number of shares in issue			Assets available for sale	Income (expense) recognized directly in equity Hedging instruments	Deferred taxes	Others reserves

Balance at January 1, 2006		2,603,059,797	10,412	15,131	123	(200)	68	(8,316)	5,709	1,933	24,860	3,578	28,438

Unrealized foreign exchange gains (losses)										292	292	(18)	274
Gains (losses) on financial assets available for sale					(5)						(5)		(5)
Gains (losses) on cash flow hedges taken to equity						102					102	2	104
Deferred tax on items recognized directly in equity							(36)				(36)		(36)

Total income and expense recognized directly in equity (A)					(5)	102	(36)			292	353	(16)	337

Net income for the year (B)									4,139		4,139	629	4,768
Total recognized income and expense for the year (A+B)					(5)	102	(36)		4,139	292	4,492	613	5,105

Allocation of 2005 net income								5,709	(5,709)
Capital increase (stock options exercised)		3,613,333	15	48							63		63
Equity share options issued								31			31	3	34
Impact of sale of PagesJaunes Groupe											0	(159)	(159)
Impact of acquisition of minority interests and merger of Spanish entities								31			31	1,136	1,167
Impact of acquisition of minority interests and change in consolidation method of Jordan entities								59			59	221	280
Dividends								(2,602)			(2,602)	(590)	(3,192)
Other movements								(135)		(5)	(140)	42	(98)
Balance at December 31, 2006		2,606,673,130	10,427	15,179	118	(98)	32	(5,223)	4,139	2,220	26,794	4,844	31,638

Unrealized foreign exchange gains (losses)										49	49	14	63
Gains (losses) on financial assets available for sale					(13)						(13)		(13)
Gains (losses) on cash flow hedges taken to equity						74					74	4	78
Deferred tax on items recognized directly in equity							(25)				(25)	(1)	(26)

Total income and expense recognized directly in equity (A)					(13)	74	(25)			49	85	17	102

Net income for the first half-year 2007 (B)									3,308		3,308	316	3,624
Total recognized income and expense for the period (A+B)					(13)	74	(25)		3,308	49	3,393	333	3,726

Allocation of 2006 net income								4,139	(4,139)
Capital increase (stock options exercised)	8	2,238,711	9	36							45		45
Equity share options issued	8							137			137		137
Tresory shares	8							(211)			(211)		(211)
Dividends	8							(3,117)			(3,117)	(611)	(3,728)
Other movements								(11)		4	(7)	(204)	(211)
Balance at June 30, 2007		2,608,911,841	10,436	15,215	105	(24)	7	(4,286)	3,308	2,273	27,034	4,362	31,396

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Amounts in millions of euros)

			Attribuable to equity holders of France Telecom SA
			Share capital	Additional paid-in capital	Retained earnings				Net income	Cumulative translation adjustment	Total	Minority interests	Total Equity
	Note	Number of shares in issue			Assets available for sale	Income (expense) recognized directly in equity Hedging instruments	Deferred taxes	Others reserves

Balance at January 1, 2006		2,603,059,797	10,412	15,131	123	(200)	68	(8,316)	5,709	1,933	24,860	3,578	28,438
Unrealized foreign exchange gains (losses)										(638)	(638)	(80)	(718)
Gains (losses) on financial assets available for sale					(42)						(42)		(42)
Gains (losses) on cash flow hedges taken to equity						(12)					(12)	3	(9)
Deferred tax on items recognized directly in equity							5				5	(1)	4
Total income and expense recognized directly in equity (A)					(42)	(12)	5			(638)	(687)	(78)	(765)
Net income for the first half-year 2006 (B)									2,346		2,346	413	2,759
Total recognized income and expense for the period (A+B)					(42)	(12)	5		2,346	(638)	1,659	335	1,994

Allocation of 2005 net income								5,709	(5,709)
Capital increase (stock options exercised)		976,296	4	12							16		16
Equity share options issued								19			19	2	21
Impact of acquisition of minority interests in Amena								31			31	(10)	21
Impact of acquisition of minority interests in Jitco											0	(42)	(42)
Dividends								(2,602)			(2,602)	(511)	(3,113)
Other movements				1				(116)		10	(105)	97	(8)
Balance at June 30, 2006		2,604,036,093	10,416	15,144	81	(212)	73	(5,275)	2,346	1,305	23,878	3,449	27,327

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED CASH FLOW STATEMENT (Amounts in millions of euros)

	Note	Period ended June 30,2007	Period ended June30, 2006	Year ended December 31, 2006
OPERATING ACTIVITIES
Net income attributable to equity holders of France Telecom SA		3,308	2,346	4,139

Adjustments to reconcile net income/(loss) to funds generated from operations
Depreciation and amortization		4,007	3,838	7,833
Impairment of non-current assets		15	131	105
Impairment of goodwill		-	-	2,800
Gain on disposals of assets	5	(409)	(92)	(3,079)
Change in other provisions		(520)	(521)	(847)
Share of profits (losses) of associates		(1)	(17)	(24)
Income tax	6	543	1,285	2,302
Interest income and expense		1,226	1,359	3,004
Minority interests	8	316	413	629
Foreign exchange gains and losses, net		(148)	(433)	(796)
Derivatives		225	366	1,038
Share-based compensation		137	21	34

Change in inventories, trade receivables and trade payables
Decrease/(increase) in inventories (net)		30	87	1
Decrease/(increase) in trade accounts receivable		220	215	82
Increase/(decrease) in trade accounts payable		(399)	(285)	(318)

Other changes in working capital requirements
Decrease/(increase) in other receivables		(9)	(104)	15
Increase/(decrease) in other payables		(63)	19	235

Dividends and interest income received		114	69	164
Interest paid and interest rates effects on derivatives, net		(1,573)	(1,657)	(2,848)
Income tax paid		(467)	(390)	(606)
Net cash provided by operating activities		6,552	6,650	13,863

INVESTING ACTIVITIES

Purchases/sales of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets		(2,967)	(3,337)	(7,039)
Increase/(decrease) in amounts due to fixed asset suppliers		(376)	(70)	228
Proceeds from sales of property, plant and equipment and intangible assets		51	71	105

Cash paid for investment securities, net of cash acquired
Amena		-	(109)	(113)
Silicomp	3	(89)	-	-
Other payments for investment securities		(39)	(103)	(142)

Proceeds from sales of investment securities, net of cash transferred
PagesJaunes	4	-	-	2,697
Tower Participations	5	254	-	-
Bluebirds	3 - 5	110	-	-
Other proceeds from sales of investment securities		48	59	112
Decrease/(increase) in marketable securities and other long-term assets		164	(29)	(539)
Net cash used in investing activities		(2,844)	(3,518)	(4,691)

FINANCING ACTIVITIES

Issuances
Bonds convertible, exchangeable or redeemable into shares	7	2,856	935	928
Long-term debt		26	555	585

Redemptions and repayments
Bonds convertible, exchangeable or redeemable into shares	7	(2,581)	(2,605)	(3,895)
Long-term debt	7	(1,236)	(1,278)	(1,997)
Equity portion of hybrid debt		(8)	-	(42)

Increase/(decrease) in bank overdrafts and short-term borrowings	7	576	1,044	(1,117)
Decrease/(increase) in deposits and other debt-linked financial assets (including cash collateral)		(191)	158	192
Exchange rates effects on derivatives, net		(35)	(664)	(724)
Purchase of treasury shares	8	(229)	(8)	(10)
Capital increase	8	39	16	54
Minority shareholders’ contributions		-	-	(50)
Dividends paid to minority shareholders	8	(531)	(484)	(593)
Dividends paid by France Telecom SA	8	(3,117)	(2,602)	(2,602)
Net cash used in financing activities		(4,431)	(4,933)	(9,271)

Net change in cash and cash equivalents		(723)	(1,801)	(99)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		18	(35)	(28)
Cash and cash equivalents at beginning of period/year		3,970	4,097	4,097

Cash and cash equivalents at end of period/year (*)		3,265	2,261	3,970

(*) Includes cash and cash equivalents related to assets held for sale (see note 4).

Additional cash-flow disclosure:
France Telecom has offset, with VAT payments of May and June 2007, various income tax receivables for a total amount of 178 million euros.

The accompanying notes are an integral part of the consolidated financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CHANGES IN ESTIMATES

This note describes the changes in significant accounting policies which have taken place since publication of the consolidated financial statements for 2006 and which have been used to prepare the interim financial statements at June 30, 2007.

1.1 Basis for preparation of the financial statements

As required by European regulation no. 1606/2002 of July 19, 2002, the consolidated financial statements for the first six months of 2007 have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as endorsed by the European Union. The comparative data presented for the first six months of 2006 and the twelve months of 2006 have been prepared on the same basis.

The interim financial statements have been prepared using the same accounting policies as the financial statements for the year ended December 31, 2006, with the exception of the changes described in paragraph 1.2 and the specific requirements of IAS 34 “Interim Financial Reporting”.

Revenues and expenses as well as gain on disposal relating to PagesJaunes Group are classified as “Consolidated net income after tax of discontinued operations” in the income statement for the first six months of 2006 for comparison purposes (see note 4).

In preparing the financial statements, France Telecom’s management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as items of revenue and expense. These estimates may be revised if the underlying circumstances evolve or in the light of new information or experience. Accordingly, subsequent estimates may be revised compared with those of June 30, 2007.

Lastly, in the absence of a standard or an interpretation that specifically applies to a transaction, management uses its judgment on developing and applying an accounting policy that results in relevant and reliable information, such that the financial statements:

-	represent faithfully the financial position, financial performance and cash flows

-	reflect the economic substance of transactions

-	are neutral

-	are prepared on a prudent basis

-	are complete in all material respects.

The consolidated financial statements and notes thereto are presented in euros. They were approved by the Board of Directors at its meeting of August 1st, 2007.

1.2 Changes in accounting policies

•	Adoption of standards, amendments to standards and interpretations which are compulsory as of January 1, 2007:

-	Amendment to IAS 1 “Presentation of Financial Statements – Capital disclosure”

-	IFRS 7 “Financial instruments: Disclosures”

These two disclosure standards, which are not applicable in condensed interim financial statements, will be fully applied in the consolidated financial statements as of December 31, 2007.

-

IFRIC 7 “Applying the Restatement approach under IAS 29 Financial Reporting in Hyperinflationary Economies”, which is compulsory for financial years beginning after March 2006, i.e. as of January 1, 2007 for France Telecom. The provisions of this interpretation are not applicable for the interim financial statements at June 30, 2007.

-

IFRIC 8 “Scope of IFRS 2”, which is compulsory for financial years beginning after May 1, 2006, i.e. as of January 1, 2007 for France Telecom. The application of this interpretation has no impact on the reported financial statements.

-

IFRIC 9 “Reassessment of embedded derivatives”, which is compulsory for financial years beginning after June 1, 2006, i.e. as of January 1, 2007 for France Telecom. The application of this interpretation has no impact on the Group financial statements.

-

IFRIC 10 “Interim Financial Reporting and Impairment”, applicable for financial years beginning after November 1, 2006 has not yet been endorsed by the European Union. Its main provisions, which concern the irreversible nature of an impairment loss taken against goodwill or against a financial asset classified as available for sale in the interim financial statements, are already applied in substance by the Group.

•	Standards, amendments and interpretations that have not been adopted by the Group for an early application:

France Telecom has elected not to adopt the following standards, amendments and interpretations for which an early application is possible (endorsed or in course of endorsement by the European Union):

-

IFRS 8 “Operating Segments”, applicable as of January 1, 2009 has not yet been endorsed by the European Union. The provisions of this standard may affect the structure of segment reporting and the way in which Cash Generating Units (CGUs) are grouped for the purpose of goodwill impairment testing.

-

Amendment to IAS 23 “Borrowing Costs”, which is compulsory for financial years beginning after January 1, 2009 has not yet been endorsed by the European Union. Expense of borrowing costs in connection to borrowing funds for the purpose of obtaining a qualifying asset will no longer be permitted once the amendment is enforced; borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset. The revised standard shall be applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009.

-

IFRIC 11 “IFRS 2 – Group and Treasury Share Transactions”, applicable for financial years beginning after March 1, 2007. The provisions of this interpretation have no impact on the reported financial statements.

-

IFRIC 12 “Service Concession Arrangements”, which is compulsory for financial years beginning after January 1, 2008 has not yet been approved by the European Union. This interpretation sets out general principles for recognizing and measuring the obligations and related rights in service concession arrangements. To date, the Group has no material arrangements likely to fall within the scope of application of IFRIC 12.

-

IFRIC 13 “Customer Loyalty Programmes”, which is compulsory for financial years beginning after July 1, 2008, i.e. as of January 1, 2009 for France Telecom. The impacts of this interpretation are currently being analyzed. To date, the Group continues to apply French GAAP accounting treatment to its loyalty programmes which is based on Comité d’Urgence (Emergency Accounting Issues Committee) recommendation 2004-E dated October 13, 2004.

-

IFRIC 14 “IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”, which is compulsory for financial years beginning after January 1, 2008. This interpretation provides general guidance on how to assess the limit in IAS 19 Employee Benefits on the amount of surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected when there is a statutory or contractual minimum funding requirement. The impacts of this interpretation are currently being analyzed.

NOTE 2 – RESTATED SEGMENT INFORMATION

France Telecom Group’s management structure is based on: (i) business lines (Home, Personal, Enterprise) and (ii) management teams integrated at country level. Consequently, and in accordance with IAS 14 “Segment Reporting”, the Group has defined the following three business segments as its basis for primary segment reporting:

–

Personal Communication Services (PCS), covering the mobile telecommunications services activities in France, the United Kingdom, Spain, Poland, and the rest of the world. This segment includes the entire Orange subsidiaries, as well as the mobile telephony business of FT España in Spain, TP Group (with its subsidiary PTK Centertel) in Poland, and that of other international companies in the Group;

–

Home Communication Services (HCS), covering the fixed telecommunications services activities (fixed telephony, internet services, and services to operators) in France, Poland and the rest of the world, as well as revenues from distribution and from the support functions provided to other segments of France Telecom Group;

–	Enterprise Communication Services (ECS), covering business communications solutions and services in France and worldwide.

Each of the segments defined by the Group has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies.

The use of shared resources is taken into account in segment results based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in inter-segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user’s operating income. The cost of shared resources supplied may be affected by changes in regulations and may therefore have an impact on the segment results disclosed from one year to another.

Gross Operating Margin (GOM) is one of the key measures used by France Telecom internally to i) manage and assess the results of its business segments, ii) make decisions with respect to investments and allocation of resources, and iii) assess the performance of the Group executive management. France Telecom’s management believes that GOM is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IAS 14, paragraph 46, GOM is presented in the analysis by business segment.

GOM is not an explicit measure of financial performance measure under IFRS and may not be comparable to other similarly titled measures for other companies. GOM should not be considered an alternative to operating income as an indicator of France Telecom’s operating performance, or an alternative to cash flows from operating activities as a measure of liquidity. GOM corresponds to operating income before employee profit sharing, share-based compensation, depreciation and amortization expense, impairment of goodwill and other non-current assets, gains and losses on disposal of assets, restructuring costs and share of profits (losses) of associates. GOM is calculated by excluding i) employee profit sharing and share-based compensation expenses because such expenses are mainly based on either mandatory statutory requirements or depend mainly on the sale of shares by the French State and various shareholders decisions, ii) depreciation and amortization because such expenses reflect the impact of generally long-term capital investments that cannot be significantly influenced by management in the short-term and iii) impairment charges, restructuring costs and gain and losses on disposals of assets because these elements can be both infrequent and material and are by their nature unpredictable in their amount and/or their frequency.

Segment results correspond to operating income, excluding gains and losses on disposals of assets not directly related to the segment concerned.

The Group has six geographic segments, including four main geographic markets (France, the United Kingdom, Poland and Spain), the rest of Europe and the rest of the world.

2.1 Analysis by business segment

2.1.1 Analysis of main operating indicators by business segment for the period ended June 30, 2007:

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	France Telecom total
Revenues	14,107	11,168	3,800	(3,162)	25,913
- external	13,628	8,698	3,587	-	25,913
- inter-segment	479	2,470	213	(3,162)	-
External purchases	(7,724)	(4,044)	(2,423)	3,161	(11,030)
Other operating income (1)	123	518	59	(464)	236
Other operating expense (1)	(805)	(846)	(89)	464	(1,276)
Labour expenses: - wages and employee benefit expenses	(727)	(3,001)	(699)	-	(4,427)
Gross Operating Margin	4,974	3,795	648	(1)	9,416
- employee profit-sharing	(31)	(117)	(11)	-	(159)
- share-based compensation	(4)	(121)	(12)	-	(137)
Depreciation and amortization	(2,223)	(1,573)	(212)	1	(4,007)
Impairment of goodwill	-	-	-	-	-
Impairment of non-current assets	-	2	(17)	-	(15)
Gains (losses) on disposal of assets	-	-	-	409	409
Restructuring costs	(4)	(36)	(5)	-	(45)
Share of profits (losses) of associates	1	-	-	-	1
Operating income					5,463
- Allocated by segment	2,713	1,950	391	-	5,054
- Non-allocable	-	-	-	409	409
Interest expense	-	-	-	(1,240)	(1,240)
Foreign exchange gains (losses)	-	-	-	1	1
Discounting expense	-	-	-	(57)	(57)
Income tax	-	-	-	(543)	(543)
Net income of continuing operations					3,624
Net income of discontinued operations					-
Consolidated net income after tax					3,624
Non-cash income and expense items included in operating income allocated by business segment	(2,216)	(1,213)	(217)	-	(3,646)
Excluding telecommunications licenses	1,537	1,232	198	-	2,967
Telecommunications licenses	-	-	-	-	-
Financed through finance leases	11	-	2	-	13
Total investments in property, plant & equipment and intangible assets (2)	1,548	1,232	200	-	2,980

(1)	In 2007, HCS includes the entity which holds the Orange trademark (previously included in the PCS segment)
(2)	Including 643 million euros for other intangible assets and 2,337 million euros for property, plant and equipment.

2.1.2 Analysis of main operating indicators by business segment for the period ended June 30, 2006:

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	France Telecom total
Revenues	13,429	11,127	3,820	(3,005)	25,371
- external	12,955	8,803	3,613	-	25,371
- inter-segment	474	2,324	207	(3,005)	-
External purchases	(7,347)	(4,206)	(2,384)	3,004	(10,933)
Other operating income	50	320	62	(148)	284
Other operating expense	(482)	(675)	(69)	148	(1,078)
Labour expenses: - wages and employee benefit expenses	(766)	(3,024)	(596)	-	(4,386)
Gross Operating Margin	4,884	3,542	833	(1)	9,258
- employee profit-sharing	(34)	(98)	(8)	-	(140)
- share-based compensation	(11)	(7)	(1)	-	(19)
Depreciation and amortization	(2,047)	(1,598)	(188)	1	(3,832)
Impairment of goodwill	-	-	-	-	-
Impairment of non-current assets	(125)	(5)	(1)	-	(131)
Gains (losses) on disposal of assets	-	-	-	92	92
Restructuring costs	(41)	(50)	(15)	-	(106)
Share of profits (losses) of associates	(5)	22	-	-	17
Operating income					5,139
- Allocated by segment	2,621	1,806	620	-	5,047
- Non-allocable	-	-	-	92	92
Interest expense	-	-	-	(1,248)	(1,248)
Foreign exchange gains (losses)	-	-	-	20	20
Discounting expense	-	-	-	(70)	(70)
Income tax	-	-	-	(1,214)	(1,214)
Net income of continuing operations					2,627
Net income of discontinued operations (1)					132
Consolidated net income after tax					2,759
Non-cash income and expense items included in operating income allocated by business segment	(2,205)	(1,077)	(163)	-	(3,445)
Excluding telecommunications licenses	1,586	1,261	200	-	3,047
Telecommunications licenses (2)	282	-	-	-	282
Financed through finance leases	3	2	2	-	7
Total investments in property, plant & equipment and intangible assets (3)	1,871	1,263	202	-	3,336

(1)	Corresponds to Directories activities (PagesJaunes Group) sold in 2006.

(2)	Mainly renewal of Orange France’s GSM license.

(3)	Including 930 million euros for other intangible assets and 2,406 million euros for property, plant and equipment.

2.1.3 Analysis of main operating indicators by business segment for the period ended December 31, 2006:

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	France Telecom total
Revenues	27,745	22,487	7,652	(6,182)	51,702
- external	26,770	17,701	7,231	-	51,702
- inter-segment	975	4,786	421	(6,182)	-
External purchases	(15,653)	(8,520)	(4,816)	6,180	(22,809)
Other operating income	155	529	122	(333)	473
Other operating expense	(1,034)	(1,384)	(150)	333	(2,235)
Labour expenses: - wages and employee benefit expenses	(1,527)	(5,847)	(1,218)	-	(8,592)

Gross Operating Margin	9,686	7,265 (1)	1,590	(2)	18,539
- employee profit-sharing	(71)	(252)	(23)	-	(346)
- share-based compensation	(13)	(14)	(3)	-	(30)
Depreciation and amortization	(4,183)	(3,241)	(402)	2	(7,824)
Impairment of goodwill	(2,525)	(275)(2)	-	-	(2,800)
Impairment of non-current assets	(31)	(72)	(2)	-	(105)
Gains (losses) on disposal of assets	-	-	-	97	97
Restructuring costs	(68)	(474)	(25)	-	(567)
Share of profits (losses) of associates	-	24	-	-	24
Operating income					6,988
- Allocated by segment	2,795	2,961	1,135	-	6,891
- Non-allocable				97	97
Interest expense	-	-	-	(3,155)	(3,155)
Foreign exchange gains (losses)	-	-	-	26	26
Discounting expense	-	-	-	(122)	(122)
Income tax	-	-	-	(2,180)	(2,180)
Net income of continuing operations					1,557
Net income of discontinued operations (3)					3,211
Consolidated net income after tax					4,768
Non-cash income and expense items included in operating income allocated by business segment	(6,691)	(2,823)	(368)	-	(9,892)
Excluding telecommunications licenses	3,581	2,721	430	-	6,732
Telecommunications licenses (4)	283	-	-	-	283
Financed through finance leases	20	2	15	-	37
Total investments in property, plant & equipment and intangible assets (5)	3,884	2,723	445	-	7,052

(1)	Includes a 129 million euros reversal of provisions for post-employment benefits.

(2)	Goodwill on TP Group is included in the Home segment. It is tested for impairment at the level of the “Poland” cash-generating unit.

(3)	Corresponds to Directories activities (PagesJaunes Group) sold in 2006.

(4)	Mainly renewal of Orange France’s GSM license.

(5)	Including 1,771 million euros for other intangible assets and 5,281 million euros for property, plant and equipment.

2.2 Analysis by geographic segment

2.2.1 Revenue contribution

(in millions of euros)	Period ended
	June 30, 2007	June 30, 2006	December 31, 2006
France	13,644	13,534	27,432
United Kingdom	3,170	3,065	6,266
Poland	2,311	2,356	4,752
Spain	1,896	1,904	3,827
Rest of Europe	2,468	2,372	4,907
Rest of the world (1)	2,424	2,140	4,518
Group total	25,913	25,371	51,702

(1)	Includes all Equant companies.

2.2.2 Investments in property, plant & equipment and intangible assets (including finance leases and telecommunications licenses)

(in millions of euros)	Period ended
	June 30, 2007	June 30, 2006	December 31, 2006
France	1,390	1,778	3,419
United Kingdom	204	289	541
Poland	332	300	770
Spain	284	260	686
Rest of Europe	276	338	748
Rest of the world (1)	494	371	888
Group total	2,980	3,336	7,052

(1)	Includes all Equant companies.

NOTE 3 – MAIN ACQUISITIONS AND DISPOSALS OF COMPANIES AND CHANGES IN SCOPE OF CONSOLIDATION

Details of the main transactions carried out in the six months ended June 30, 2007 are as follows:

•	Acquisition of Groupe Silicomp

On January 4, 2007, France Telecom acquired a controlling block of approximately 54% of the capital of Groupe Silicomp, a company listed on Eurolist by Euronext Paris SA, for a cash consideration of 50 million euros. Groupe Silicomp provides services in consulting, creation of softwares, development and implementation of network infrastructures. Pursuant to the standing market offer (garantie de cours) launched from February 7 through February 27, 2007 at a price per share equal to the price paid for the controlling block, France Telecom acquired an additional 36.5% of Groupe Silicomp for 43 million euros. At June 30, 2007, France Telecom owns 91,4% of Groupe Silicomp’s shares and 95% of Groupe Silicomp’s share warrants.

At June 30, 2007, the allocation of the acquisition price was determined provisionally, including the recognition of goodwill for 66 million euros. The net cash-out related to this acquisition amounted to 89 million euros.

•	Sale of the shareholding in Bluebirds

Pursuant to the disposal by Bluebirds of its interest in Eutelsat Communications, France Telecom received 110 million euros in February 2007 and disposed of all of its interest in Bluebirds in May 2007. At June 30, 2007, the gain on disposal before tax related to this transaction amounted to 104 million euros (see note 5).

NOTE 4 – ASSETS HELD FOR SALE AND DISCONTINUED ACTIVITIES

4.1 Assets held for sale

As France Telecom declared on May 28, 2007 to have begun a formal process of analysis of offers and expressions of interest for its subsidiary in the Netherlands, these assets are presented in the financial statements at June 30, 2007 as assets held for sale. The main aggregates of assets and liabilities are presented below:

Period ended
(in millions of euros)	June 30, 2007
Goodwill, net	333
Other intangible assets, net	370
Property, plant and equipment, net	402
Other non current assets	2
Trade receivables, net	92
Cash and cash equivalents	8
Other current assets	58
Assets held for sale	1,265

Non current liabilities	8
Trade payables	122
Other current liabilities	122
Liabilities included in assets held for sale	252

4.2 Discontinued activities

On 11 October 2006, France Telecom disposed of its 54% shareholding in PagesJaunes Group to Médiannuaire, a subsidiary of Kohlberg Kravis Roberts & Co Ltd (KKR) for an amount of 3,287 million euros net of disposal costs. At December 31, 2006, the gain on disposal before tax related to this transaction amounted to 2,983 million euros. After repayment of intercompany loans and impact of the cash sold, the disposal had a net impact on Group cash of 2,697 million euros.

PagesJaunes Group is presented in the 2006 financial statements as a discontinued operation. The net result of the operations of PagesJaunes and net gains on disposal are reported under net income of discontinued operations.

The main aggregates comprising net income of discontinued operations for the periods presented are as follows:

	Period ended
(in millions of euros)	June 30, 2006	December 31, 2006 (1)
Revenues	512	822
Gross operating margin	209	361
Operating income	195	339
Finance costs, net	8	11
Income tax	(71)	(122)
Net income generated by PagesJaunes	132	228
Gain on disposal of PagesJaunes, before tax	-	2,983
Tax	-	-
Gain on disposal of PagesJaunes, after tax	-	2,983
Net income of discontinued operations	132	3,211

(1)	Corresponds to the net result of the operations of PagesJaunes until the disposal date.

The net cash flows attributable to PagesJaunes for the periods presented are as follows:

	Period ended
(in millions of euros)	June 30, 2006	December 31, 2006
Net cash provided by operating activities	200	275
Net cash provided by or used in investing activities (1)	94	2
Net cash used in financing activities	(273)	(280)

(1)	Including investments in property, plant & equipment and intangible assets: 8 million euros at June 30, 2006 and 24 million euros at December 31, 2006.

NOTE 5 – GAINS AND LOSSES ON DISPOSALS OF ASSETS

	Period ended
(in millions of euros)	June 30, 2007	June 30, 2006	December 31, 2006

Tower Participations (see below)	307	-	-

Bluebirds (see note 3)	104	-	-

Cable activities	-	84	84

Exchange of Sonaecom shares	-	-	25

Other	(2)	8	(12)
Total	409	92	97

Tower Participations (TDF)

On January 31, 2007, France Telecom’s former co-shareholders in Tower Participations sold their shareholding in this company. In accordance with the terms of the agreement to share net capital gains entered in 2002 at the time of the disposal of TDF to Tower Participations and amended in 2005 when France Telecom sold its shareholding, France Telecom received an additional consideration of 254 million euros in January 2007. In addition, the gain that was deferred in 2005 in the amount of 53 million euros due to the risk of a repayment pursuant to the agreement has been recognized in 2007.

NOTE 6 – INCOME TAX

The tax expense in the income statement breaks down as follows:

	Period ended
(in millions of euros)	June 30, 2007	June 30, 2006	December 31, 2006
Income tax	(543)	(1,214)	(2,180)
- Current taxes	(300)	(293)	(591)
- Deferred taxes	(243)	(921)	(1,589)

At June 30, 2007, the France tax group recognized 584 million euros of deferred tax assets. The change of United Kingdom’s income tax rate leads to a 84 million euros decrease in deferred tax expense.

NOTE 7 – NET FINANCIAL DEBT

Net financial debt as defined and used by France Telecom corresponds to the total gross financial debt (converted at the year-end closing rate), less (i) derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, (ii) cash collateral paid on derivative instruments, (iii) cash and cash equivalents and marketable securities held for trading, and (iv) deposits paid on certain specific transactions (if the related debt is included in gross financial debt). The Group has set up derivatives that are eligible for cash flow hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows is included in the calculation. The line “Effective portion of cash flow hedges” is added to the net financial debt in order to offset this temporary difference.

7.1 Balance sheet items included in the calculation of net financial debt

		Balance sheet items		o/w contribution
(in millions of euros)		June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006

Equity attributable to equity holders of France Telecom S.A.		27,034	26,794
o/w Effective portion of cash flow hedges		(16)	(85)	(16)	(85)
Exchangeable or convertible bonds (non-current)		29,136	30,829	29,136	30,829
Other non-current financial debt and derivatives		6,793	7,234	6,793	7,234
Exchangeable or convertible bonds, and other current financial debt and derivatives		9,754	8,057	9,754	8,057
Accrued interest payable		993	1,240	993	1,240
Equity and liabilities included in the calculation of net financial debt				46,660	47,275
Assets available for sale		307	338
o/w	Deposits related to cross-lease operations	105	106	105	106
Other non-current financial assets and derivatives		1,162	987
o/w	Cash collateral paid	610	459	610	459
	Deposits related to cross-lease operations and other financial assets related to financial debt	133	96	133	96
	Non-current derivatives (assets)	63	81	63	81
Other current financial assets and derivatives		434	599
o/w	Current derivatives (assets)	34	41	34	41
	Financial assets at fair value	345	505	345	505
Cash and cash equivalents		3,257	3,970	3,257	3,970
Assets included in the calculation of net financial debt				4,547	5,258
Net financial debt (1)				42,113	42,017

(1)	Excluded net financial debt of assets held for sale.

7.2 Net financial debt analysis by type and maturity

(in millions of euros)	Under one year	Over one year	Total at June 30, 2007	Total at December 31, 2006
Bonds (1)	5,246	29,136	34,382	34,246
Bank loans	2,085	3,247	5,332	5,830
Finance lease liabilities (2)	1	1,614	1,615	1,659
Derivatives (liabilities) (3)	90	1,848	1,938	1,867
Accrued interest payable	993	—	993	1,240
Treasury bills	1,038	—	1,038	977
Bank overdrafts	188	—	188	197
Other financial liabilities (4)	1,105	84	1,190	1,344
Gross financial debt (a)	10,747	35,929	46,676	47,360
Derivatives (assets)	34	63	97	122
Cash collateral paid	—	610	610	459
Other financial assets	—	238	238	202
Financial assets at fair value	345	—	345	505
Cash and cash equivalents	3,257	—	3,257	3,970
Total (b)	3,636	911	4,547	5,258
Effective portion of cash flow hedges (c)	(1)	(15)	(16)	(85)
Net financial debt (5) (a) - (b) + (c)	7,119	35,003	42,113	42,017

(1)	By convention, the maturity date used for the perpetual bonds redeemable for France Telecom shares (TDIRAs) is their last maturity date.

(2)

Finance lease liabilities primarily include liabilities associated with Orange UK’s in-substance defeasance operations, totalling 1,188 million euros at June 30, 2007 (1,216 million euros at December 31, 2006), for which the final settlement payments are due after 2017.

(3)	At June 30, 2007, includes the change in value of the price guarantee given to the minority shareholders of FT España amounting to 536 million euros (516 million euros at December 31, 2006).

(4)

Other financial liabilities primarily include gross debt carried by receivables securitization vehicles relating to France Telecom S.A., Orange France and Orange UK amounting to 1,079 million euros at June 30, 2007 (1,221 million euros at December 31, 2006).

(5)	Excluded net financial debt of assets held for sale

7.3 Main debt issues and redemptions

During the first half of 2007, France Telecom SA made the following bond issues:

–

In February 2007, closing of a 2 500 million euros bond offering in two tranches: a 1 000 million euros tranche maturing in five years and bearing interests at 4.375% as well as a 1 500 million euros tranche maturing in ten years and bearing interests at 4.75%

–	In March 2007, issue of a 250 million pounds bond maturing in five years, with an option to postpone maturity for 25 years. The five first years, this bond bears interests at 6%.

During the first half of 2007, the Group made the following bond redemptions:

-	In January 2007, redemption by France Telecom SA of a 1 000 million euros bond bearing interests at EURIBOR 3M + 0.25%.

-	In March 2007, redemption by TP Group of a 475 million euros bond bearing interests at 6.5%.

-	In April 2007, redemption by France Telecom SA of a 907 million euros bond bearing interests at 5.75%.

-	Redemption by France Telecom of bank loans for a total amount of 696 million euros.

Moreover, France Telecom bought back some of perpetual bonds redeemable for France Telecom shares (TDIRAs) in March 2007 for an amount of 203 million euros, among which 162 million euros related to the debt component. This buy-back resulted in booking a charge of 37 million euros.

7.4 Main changes in credit lines

The main changes in credit lines on the semester concern:

-	FT España : repayment of its credit line for 400 million euros

-	TP Group: use of its credit line for 557 million euros

7.5 France Telecom’s debt ratings as at June 30, 2007

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F1

7.6 Management of covenants

At June 30, 2007, the ratios calculated met the conditions required.

NOTE 8 – EQUITY

At June 30, 2007, France Telecom’s share capital amounted to 10,435,647,364 euros, comprising 2,608,911,841 ordinary shares with a par value of 4 euros each.

These figures take into account the issue by France Telecom, during the first semester 2007, of 2,238,711 new shares including 399,269 shares underlying the subscription options for Wanadoo shares transferred to France Telecom and 1,839,442 shares underlying the options liquidity instruments held by Orange stock option holders. The issue of these new shares will be noted by the Board of Directors, on its fist meeting after December 31, 2007 at the latest.

During the period ended June 30, 2007, the weighted average number of ordinary shares outstanding was 2,602,307,251 and the weighted average number of ordinary and dilutive shares was 2,762,661,322.

On June 25, 2007 the French State sold 130 million of France Telecom ‘s shares, representing 5% of the share capital. In accordance with the law of August 6, 1986, 14.4 millions shares will be offered to employees and former employees. The conditions of the offer will be set out by ministry order.

At June 30, 2007, the French State owned 27.4% of France Telecom’s share capital either directly or indirectly through ERAP and 27.5% of the voting rights.

8.1 Treasury shares

The Ordinary and Extraordinary Shareholders’ Meeting of April 21, 2006 authorized, for a period of 18 months running from the date of the meeting to October 21, 2007, a share buyback program for up to 10% of France Telecom’s capital. The description of France Telecom’s share buy back programme was published on March 19, 2007. The Ordinary and Extraordinary Shareholders’ Meeting of May 21, 2007 renewed this authorization, for a period of 18 months running from the date of the meeting to November 21, 2008. The description of France Telecom’s share buy back programme was published on May 21, 2007. During the fist semester 2007, France Telecom bought back 9,113,884 shares as part of the programme authorised in 2006.

Furthermore France Telecom has entrusted in May 2007 the implementation of a liquidity contract concerning its ordinary shares to a financial institution. Funding in the amount of 100 million euros has been allocated to the liquidity account for purposes of implementing the contract. At June 30, 2007 France Telecom owns 1,400,000 shares as part of the liquidity contract. The non-used part of the funding allocated has been invested in monetary funds.

At June 30, 2007, France Telecom owns 10,513,884 shares, recorded as a reduction in equity.

8.2 Free of charge shares

To help ensure that staffs are fully behind the NExT objectives, the Board of Directors of France Telecom decided the implementation of a new compensation mechanism to recognize the efforts made by its staff under the NExT plan.

Therefore the Board of Directors approved on April 25, 2007 the rules of a free of charge shares’ scheme open to all of the Groups’ employees in France.

10,529,251 shares will be vested provided that the NExT cash flow objective is reached both in 2007 an 2008 and by generating during this two year period additional cash flow up to the cost of the plan. Sale of shares will not be allowed during a two year period after they are vested, which means until April 25, 2011.

France telecom has measured the fair value of services received as consideration for the free of charge shares, based on the fair value of the equity instruments granted.

The following assumptions have been used to determine the fair value at the grant date. The grant date being June 19, 2007, when all employees were fully informed about their rights to the plan.

Key assumptions:

•	Price of underlying at the grant date: 21.32€

•	Expected dividend payout rate (market consensus): 6%

•	Risk-free yield: 4.47%

•	Cost of FT stock lending: 4.91%

The fair value amounts to 18.72 euros per share, taking into account a notional cost related to the non transferability of the shares of 0.36 euros. The compensation cost of shares granted to employees are valued by the Group at the fair value on the grant date taking account of their non-transferability after they vest. The non-transferability discount has been estimated by valuing the cost of a hedging strategy combining the forward sale of the non-transferable shares and the purchase of an equivalent number of transferable shares for cash, financed by borrowings, using a valuation model based on market data here above.

On June 30, 2007, an expense of 128 million euros has been recognized with counterpart in equity, a supplementary expense of 66 million euros will have to be recognized progressively until April 25, 2009.

8.3 Stock option plan

During the first semester 2007, France Telecom has granted to some of its key managers 10,093,300 stock options. The measurement date is June 29, 2007, on which each beneficiary received information about its right to the plan.

The options give rise to subscribe new shares with an exercised price of 21.61 euros and terms of ten years.

An expense of 26 million euros will be progressively recognized over the vesting period until 2010.

8.4 Dividends

France Telecom’s Annual Ordinary Shareholders’ Meeting, held on May 21, 2007, decided to pay France Telecom shareholders a cash dividend in respect of 2006 of 1.20 euro per share. The dividend was paid on June 7, 2007 in the total amount of 3,117 million euros.

8.5 Minority interests

In the first half of 2007, net income attributable to minority interests primarily included 139 million euros in respect of TP Group, 74 million euros in respect of Mobistar and 69 million euros in respect of Sonatel.

Dividends paid out to minority shareholders in the first half of 2007 primarily included 268 million euros in respect of TP SA, 142 million euros in respect of Mobistar and 88 million euros in respect of Sonatel.

At June 30, 2007, minority interests reflected on the balance sheet primarily included 1,881 million euros in respect of TP Group, 1,331 million euros in respect of FT Espana, 459 million euros in respect of Sonatel and 323 millions euros in respect of Mobistar.

NOTE 9 – LITIGATION, CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET COMMITMENTS

9.1 Litigation and claims

This note describes any new governmental, judicial or arbitration proceedings and any developments in existing litigation since the publication of the financial statements for the year ended December 31, 2006, which may have or which have had during the past 6 months any significant effects on the financial situation or the profitability of the Group. At June 30, 2007, France Telecom had 477 million euros in provisions recorded on its balance sheet to cover all the litigation proceedings in which it is involved (375 million euros at December 31, 2006).

European Commission proceedings, investigations and inquiries

No significant events have occurred during the first half of 2007 in the proceedings on the merits before the European Court of First Instance in Luxembourg between the European Commission on the one hand, and the French State and France Telecom on the other, concerning possible state aid in favor of France Telecom under the special French business tax regime established by the French law of July 2, 1990. In related proceedings, the European Court of Justice, responding to the Commission’s request to rule that the French authorities had failed to execute its decision of August 2, 2004, indicated in May 2007 that it had closed the submission of written briefs. This development has no effect on France Telecom’s assessment of the risk in this dispute. France Telecom considers that the risk constitutes a contingent liability as defined under the IAS 37 standard entitled “Provisions, Contingent Liabilities and Contingent Assets”.

On March 8, 2007, the Court of First Instance in Luxembourg dismissed France Telecom’s appeal of the European Commission’s decision authorizing a search of the premises of France Telecom and Wanadoo in the context of the investigation of a complaint for predatory rate practices by Wanadoo beginning in January 2004. France Telecom does not intend to appeal this decision, thus ending the proceedings, the Commission having for its part closed the proceedings on the substantive issue.

Proceedings with national competition authorities

On January 25, 2007 Iliad and Free withdrew their complaints before the Competition Council with regard to the television offers over telephone lines launched by France Telecom and TPS in 2003. These withdrawals followed those of LD Com and Neuf Telecom in 2005. In light of these withdrawals, the Council could choose to close the case.

On 22 February 2007, the Office for Electronic Communications (OEC) imposed a fine of PLN 339 million (86 million euros) on TP S.A. for non-performance of the regulatory obligation to submit its Internet (Neostrada) price list for the OEC’s approval, and for failing to meet the requirements of the Polish law on telecommunication which requires that prices of services be based on the cost of their provision. TP S.A. considers that OEC has no right to challenge Neostrada prices in view of the fact that it is not defined as a regulated service. On March 7, 2007, TP S.A. appealed from the decision before the Warsaw court.

In the proceedings initiated in 2002 by the Competition Council involving the conditions under which Wanadoo had been marketing ADSL access offers, France Telecom received a notice of complaint in March 2007 addressing the substance of the case. France Telecom and the Council staff services have since entered into a settlement procedure pursuant to Article L.464-2 III of the French Commercial Code. Under this procedure, France Telecom will refrain from contesting the notified complaints, and will enter into certain commitments for the future, in return for which the sanction to be applied to the company will be no greater than a ceiling currently set at 60 million euros. The hearing at which this procedure will be finalized is expected to be held in September, 2007.

On June 29, 2007, the French Supreme Court partially overturned the Court of Appeal decision of December 12, 2006 which had dismissed the appeal by Orange France, SFR and Bouygues Telecom against the November 30, 2005 Competition Council decision imposing fines for engaging in two types of anti-competitive agreement in the mobile telephony market. The Supreme Court ruled that the mere fact of information sharing occurring between the operators from 1997 to 2003 was not sufficient to establish the anti-competitive character of such a practice, and that the Court of Appeal was required to determine specifically whether such sharing of information had as its aim, or had the actual or potential effect, of significantly altering the functioning of competition in the market concerned. The Supreme Court restored the parties to their positions prior to the Paris Court of Appeal decision, which entitles the parties to bring new proceedings before a differently constituted panel of the Court of Appeal.

Civil proceedings

No significant events have occurred during the first half of 2007 with respect to the four proceedings pending before the German courts concerning the investment made by France Telecom in Germany in partnership with MobilCom. Although the outcome of this litigation cannot be foreseen with certainty, France Telecom considers, as of June 30, 2007, that all of the claims are unfounded and brought in bad faith.

On March 13, 2007, the minority shareholders of FTML who hold 33% of the capital filed suit against France Telecom in the Paris Commercial Court seeking payment of compensation provisionally estimated at 97 million US dollars. The minority shareholders claim that France Telecom imposed upon its Lebanese subsidiary the settlement agreement of January 12, 2006 with the Lebanese government, thereby depriving them of any chance to collect their full share of the sums awarded by the arbitration rulings of January and April 2005.

Administrative proceedings

On May 24, 2007, the Paris Administrative Court of Appeal delivered its decision in connection with the claim for damages presented by the SNCF relating to the use by France Telecom of SNCF railway infrastructure between 1991 and 1997. The Court confirmed the judgement of the Paris Administrative Court which had ruled that the SNCF’s claims were inadmissible.

International arbitration proceedings

In the ongoing arbitration proceedings between TP SA and the Danish company DPTG concerning the calculation and sharing of revenues for an optical transmission system known as “NSL”, the expert named by the tribunal issued a second opinion in May 2007. TP opposes the conclusions of this opinion. The parties can submit questions to the expert so as to clarify certain assumptions made by the expert in his evaluation model. The calendar set by the arbitral tribunal foresees the next hearing in December 2007. The outcome of this case remains uncertain.

There are no other governmental, judicial or arbitration proceedings, including any proceedings of which France Telecom is aware, either pending or threatened, which may have or which have had in the past 6 months any significant effects on the financial position or the profitability of the Group.

9.2 Contractual obligations and off-balance sheet commitments

The main changes in the contractual obligations reflected on the balance sheet during the first half of 2007 concerned changes in net financial debt as described in note 7. The main events during the first half of 2007 affecting off-balance sheet commitments and contractual obligations are as follows:

•	Acquisition of One GmbH

Pursuant to a contract signed on June 21, 2007, the consortium formed between the investment fund Mid Europa Partners and France Telecom agreed to acquire a 100% stake in One GmbH for an enterprise value of 1.4 billion euros. The amount received by France Telecom for the sale of its current shareholding of 17.45% in One GmbH and the reimbursement of its shareholder’s loan will be partially reinvested in order to obtain a 35% stake in the consortium, which will be controlled by Mid Europa Partners with a stake of 65%. Completion of the transaction is subject to approval by competition authorities.

•	TP Group investment commitments

As part of the acquisition of TP Group, France Telecom undertook to the Polish Treasury to vote in favour of a multi-annual investment program of 27 billion zlotys covering the period from January 1, 2001 to December 31, 2007. At June 30, 2007, the total amount of investments made by TP Group, including the purchase by TP S.A. from FTMI of its 34% holding in PTK Centertel and the purchase by TP S.A. of the minority interests in Wirtualna Polska, amounted to 30.6 billion zlotys.

NOTE 10 – SUBSEQUENT EVENTS

•	Orange Moldova

On July 2, 2007 France Telecom acquired indirectly, for a cash consideration of 103 million euros, an additional stake in Orange Moldova, bringing its total stake to 94.3%.

•	VOXmobile

On July 2, 2007, Mobistar acquired 90% of the Luxembourg mobile operator VOXmobile for a cash consideration of 80 million euros. The remaining 10% is subject, until July 2, 2010, to a purchase option exercisable at any time by Mobistar in its discretion and to a sale option exercisable by the vendors under certain conditions. France Telecom holds a 50.17% stake in Mobistar.

•	Acquisition of Ya.com

On July 31, 2007, France Telecom acquired a 100% stake in the Spanish company Ya.com for an enterprise value of 320 million euros. Ya.com is the third broadband operator in Spain.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: August 2, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information